

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

Ioan Hossu
Chief Executive Officer and Director
IHO-Agro International Inc.
3101 Portofino Point, Unit 04
Coconut Creek, FL 33066

> **Re:** **IHO-Agro International Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 25, 2015**
> **File No. 333-203056**

Dear Mr. Hossu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2015 letter.

General

1. In addition to common stock, it appears that you also intend to register 547,525 warrants. If that is the case, please (i) include the warrants in the Calculation of Registration Fee Table and in note 1 of the Calculation of Registration Fee Table, (ii) revise the header of page 2 to reference 2,897,327 shares of common stock, (iii) revise the first paragraph of page 2 to reference the warrants and to separately refer to the shares underlying the warrants, and (iv) make any other necessary changes throughout the filing.

Prospectus Summary

Summary of Financial Information, page 6

2. The weighted average number of shares outstanding for the six months ended March 31, 2015 differs from the weighted average number of shares outstanding disclosed on page F-2 of the unaudited financial statements. Please revise or advise.

Unaudited Financial Statements

Statements of Cash Flows, page F-4

3. Please tell us the transactions resulting in stock-based compensation expense and how you recorded the expense recognized during the six months ended March 31, 2015. Please also tell us how your accounting complies with ASC 718 or ASC 505.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

4. We note your disclosure that you intend to sell up to 100 units, each unit consisting of 10,000 shares of common stock and a warrant to purchase 5,000 shares of common stock, to help finance your operations through December 31, 2015. However, your disclosure appears to state that the planned equity transaction represents sales from distribution. Please clarify your disclosure accordingly.

Cash Flows, page 29

5. It appears that your disclosure of net cash used in investing activities represents the purchase of equipment during the six months ended March 31, 2015 as opposed to year ended December 31, 2014. Please revise or advise.

Future Funding Requirements, page 29

6. The amount of proceeds from purchase orders that will ship in fiscal 2015 differs from the amounts disclosed on page 12 and on page F-6 of your audited financial statements. Please revise your disclosure for consistency.

Transactions with Related Persons, Promoters and Certain Control Persons and Director Independence, page 32

7. We note your response to comment 7. Item 404(a) of Regulation S-K applies to "any transaction, since the beginning of the registrant's last fiscal year . . .," which includes the advance from Mr. Hebert even though it was repaid. Please re-insert the deleted disclosure and provide the information from Item 404(a) of Regulation S-K.

Recent Sales of Unregistered Securities, page 34

8. From the notes to your financial statements, we note that during the six months ending March 31, 2015 you issued 68,300 shares, for total proceeds of $20,490. In this section, please disclose for these sales the information required by Item 701 of Regulation S-K.

Exhibit 5.1

9. If you are registering warrants, please have counsel update the opinion to (i) include in the first paragraph a reference to the warrants, (ii) include the Common Stock Purchase Agreement dated August 31, 2014 as an examined document, and (iii) opine that the warrants are a binding obligation under the law of the jurisdiction governing the Common Stock Purchase Agreement. See Staff Legal Bulletin No. 19 Section II.B.1.f.

You may contact William H. Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202.551.3621 or me at 202.551.3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin, Esq.